Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2013 and 2012

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2013		December 31, 2012		March 31, 2012		January 1, 2012
	Amount	%	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$35,065,755	8	$30,938,472	7	$27,992,105	6	$26,407,196	6
Financial assets at fair value through profit or loss	923	—	2,994	—	65,023	—	45,750	—
Available-for-sale financial assets	3,059,523	—	2,250,260	—	2,724,087	1	2,498,712	—
Held-to-maturity financial assets	3,947,320	1	4,250,146	1	500,266	—	1,201,301	—
Trade notes and accounts receivable, net	25,835,326	6	24,354,817	5	22,037,757	5	22,396,071	5
Accounts receivable from related parties, net	40,949	—	43,937	—	38,050	—	34,064	—
Inventories	8,265,018	2	7,196,101	2	4,947,396	1	4,822,154	1
Prepayment	6,328,632	1	2,892,606	1	6,076,684	1	2,577,899	1
Other current monetary assets	21,838,254	5	24,449,195	6	43,614,064	10	43,050,748	10
Other current assets	4,336,342	1	4,474,595	1	3,539,705	1	3,039,836	1

Total current assets	108,718,042	24	100,853,123	23	111,535,137	25	106,073,731	24

NONCURRENT ASSETS
Available-for-sale financial assets	5,639,160	1	5,746,176	1	5,969,940	1	2,817,964	1
Held-to-maturity financial assets	11,135,382	3	11,796,144	3	14,590,889	3	13,494,891	3
Investments accounted for using equity method	1,996,397	1	2,191,836	—	2,657,803	1	2,519,741	—
Property, plant and equipment	295,839,268	66	297,342,349	68	293,114,945	65	295,031,831	67
Investment properties	7,784,753	2	7,788,898	2	9,055,986	2	9,060,081	2
Intangible assets	5,699,427	1	5,857,995	1	6,150,068	1	6,354,367	1
Deferred income tax assets	1,317,237	—	1,311,363	—	1,014,103	—	1,062,042	—
Prepayments	2,593,309	1	2,647,335	1	2,805,124	1	2,857,720	1
Other noncurrent assets	4,648,464	1	4,596,529	1	3,854,123	1	3,858,165	1

Total noncurrent assets	336,653,397	76	339,278,625	77	339,212,981	75	337,056,802	76

TOTAL	$445,371,439	100	$440,131,748	100	$450,748,118	100	$443,130,533	100

	March 31, 2013		December 31, 2012		March 31, 2012		January 1, 2012
	Amount	%	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	$155,873	—	$111,473	—	$75,000	—	$75,000	—
Financial liabilities at fair value through profit or loss	84	—	1,959	—	803	—	3,987	—
Hedging derivative liabilities	42,076	—	—	—	—	—	—	—
Trade notes and accounts payable	10,855,028	3	13,513,437	3	12,630,673	3	14,264,769	3
Payables to related parties	533,066	—	837,330	—	366,715	—	788,147	—
Current tax liabilities	9,949,742	2	7,139,382	2	10,907,364	2	8,043,530	2
Other payables	22,600,694	5	26,101,780	6	23,363,239	5	26,302,261	6
Provisions	245,050	—	221,245	—	188,056	—	148,050	—
Advance receipts	11,511,210	3	11,135,074	3	12,918,140	3	12,070,409	3
Current portion of long-term loans	—	—	8,372	—	683,723	—	701,887	—
Other current liabilities	1,563,199	—	1,597,476	—	1,892,416	1	1,954,963	1

Total current liabilities	57,456,022	13	60,667,528	14	63,026,129	14	64,353,003	15

NONCURRENT LIABILITIES
Long-term loans	1,750,000	—	2,050,000	—	1,050,000	—	1,058,372	—
Deferred income taxes liabilities	107,636	—	102,396	—	105,334	—	115,068	—
Provisions	69,471	—	44,909	—	35,712	—	34,002	—
Customers’ deposits	4,845,745	1	4,911,010	1	4,954,927	1	5,013,981	1
Accrued pension liabilities	4,668,008	1	4,583,148	1	2,994,038	1	2,956,402	1
Deferred revenue	3,839,872	1	3,838,854	1	3,776,497	1	3,887,813	1
Other noncurrent liabilities	440,923	—	447,736	—	306,259	—	373,148	—

Total noncurrent liabilities	15,721,655	3	15,978,053	3	13,222,767	3	13,438,786	3

Total liabilities	73,177,677	16	76,645,581	17	76,248,896	17	77,791,789	18

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock	77,574,465	18	77,574,465	18	77,574,465	17	77,574,465	17

Additional paid-in capital	168,880,157	38	168,877,280	38	168,874,054	38	168,872,387	38

Retained earnings
Legal reserve	70,828,983	16	70,828,983	16	66,122,145	15	66,122,145	15
Special reserve	2,675,894	—	2,675,894	1	2,675,894	—	2,675,894	1
Unappropriated earnings	47,343,603	11	39,036,204	9	54,585,802	12	45,888,588	10

Total retained earnings	120,848,480	27	112,541,081	26	123,383,841	27	114,686,627	26

Other adjustments	145,615	—	161,061	—	105,277	—	28,756	—

Total equity attributable to stockholders of the parent	367,448,717	83	359,153,887	82	369,937,637	82	361,162,235	81

NONCONTROLLING INTERESTS	4,745,045	1	4,332,280	1	4,561,585	1	4,176,509	1

Total stockholders’ equity	372,193,762	84	363,486,167	83	374,499,222	83	365,338,744	82

TOTAL	$445,371,439	100	$440,131,748	100	$450,748,118	100	$443,130,533	100

The accompanying note is an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2013		2012
	Amount	%	Amount	%
	(Unaudited)		(Unaudited)

REVENUES	$56,616,993	100	$55,483,866	100

OPERATING COSTS	37,450,681	66	36,580,924	66

GROSS PROFIT	19,166,312	34	18,902,942	34

OPERATING EXPENSES
Marketing	5,989,164	11	5,557,210	10
General and administrative	1,048,291	2	1,006,445	2
Research and development	871,023	1	858,193	2

Total operating expenses	7,908,478	14	7,421,848	14

OTHER INCOME AND EXPENSE	(6,443)	—	4,755	—

INCOME FROM OPERATIONS	11,251,391	20	11,485,849	20

NON-OPERATING INCOME AND EXPENSES
Interest income	151,471	—	189,429	1
Other revenue	69,472	—	97,688	—
Other gains and losses	(5,929)	—	41,689	—
Financial costs	(8,292)	—	(5,645)	—
Share of the profit of associates and jointly controlled entities accounted for using the equity method	93,342	—	159,026	—

Total non-operating income and expenses	300,064	—	482,187	1

INCOME BEFORE INCOME TAX	11,551,455	20	11,968,036	21

INCOME TAX EXPENSE	2,830,577	5	2,917,054	5

NET INCOME	8,720,878	15	9,050,982	16

OTHER COMPREHENSIVE INCOME (LOSS), net
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates	(39,598)	—	—	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended March 31
	2013		2012
	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on available-for-sale financial assets	(88,520)	—	115,632	—
Income tax relating to each component of other comprehensive income	490	—	—	—
Exchange differences arising from the translation of the foreign operations	74,118	—	(37,080)	—
Share of exchange differences arising from the translation of the foreign operations of associates	11,558	—	(6,468)	—

	(2,354)	—	72,084	—

Total other comprehensive income (loss), net	(41,952)	—	72,084	—

TOTAL COMPREHENSIVE INCOME	$8,678,926	15	$9,123,066	16

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,346,997	15	$8,697,214	16
Noncontrolling interests	373,881	—	353,768	—

	$8,720,878	15	$9,050,982	16

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,291,953	14	$8,773,735	16
Noncontrolling interests	386,973	1	349,331	—

	$8,678,926	15	$9,123,066	16

	Three Months Ended March 31
	2013	2012
	After Tax

EARNINGS PER SHARE
Basic	$1.08	$1.12

Diluted	$1.07	$1.12

The accompanying note is an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent
						Other Adjustments
						Exchange Differences Arising from the	Unrealized	Total Equity
			Retained Earnings			Translation of	Gain (Loss) on	Attributable to		Total
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	the Foreign Operations	Available-for-sale Financial Assets	Stockholders’ Equity	Noncontrolling Interests	Stockholders’ Equity

BALANCE, JANUARY 1, 2012 (unaudited)	$77,574,465	$168,872,387	$66,122,145	$2,675,894	$45,888,588	$(38,918)	$67,674	$361,162,235	$4,176,509	$365,338,744

Net income for the three months ended March 31, 2012 (unaudited)	—	—	—	—	8,697,214	—	—	8,697,214	353,768	9,050,982

Other comprehensive income for the three months ended March 31, 2012 (unaudited)	—	—	—	—	—	(34,685)	111,206	76,521	(4,437)	72,084

Total comprehensive income for the three months ended March 31, 2012 (unaudited)	—	—	—	—	8,697,214	(34,685)	111,206	8,773,735	349,331	9,123,066

Share-based payment arrangements (unaudited)	—	1,667	—	—	—	—	—	1,667	—	1,667

Increase in noncontrolling interests (unaudited)	—	—	—	—	—	—	—	—	35,745	35,745

BALANCE, MARCH 31, 2012 (unaudited)	$77,574,465	$168,874,054	$66,122,145	$2,675,894	$54,585,802	$(73,603)	$178,880	$369,937,637	$4,561,585	$374,499,222

BALANCE, JANUARY 1, 2013 (unaudited)	$77,574,465	$168,877,280	$70,828,983	$2,675,894	$39,036,204	$(96,930)	$257,991	$359,153,887	$4,332,280	$363,486,167

Net income for the three months ended March 31, 2013 (unaudited)	—	—	—	—	8,346,997	—	—	8,346,997	373,881	8,720,878

Other comprehensive income for the three months ended March 31, 2013 (unaudited)	—	—	—	—	(39,598)	70,288	(85,734)	(55,044)	13,092	(41,952)

Total comprehensive income for the three months ended March 31, 2013 (unaudited)	—	—	—	—	8,307,399	70,288	(85,734)	8,291,953	386,973	8,678,926

Share-based payment arrangements (unaudited)	—	2,877	—	—	—	—	—	2,877	—	2,877

Increase in noncontrolling interests (unaudited)	—	—	—	—	—	—	—	—	25,792	25,792

BALANCE, MARCH 31, 2013 (unaudited)	$77,574,465	$168,880,157	$70,828,983	$2,675,894	$47,343,603	$(26,642)	$172,257	$367,448,717	$4,745,045	$372,193,762

The accompanying note is an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2013	2012
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$11,551,455	$11,968,036
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	7,659,656	7,731,067
Amortization	296,588	268,591
Provision for doubtful accounts	108,566	11,391
Interest expenses	7,974	5,645
Interest income	(151,471)	(189,429)
Dividend income	(18,044)	(2,031)
Share of the profit of associates and jointly controlled entities accounted for using the equity method	(93,342)	(159,026)
Impairment loss on available-for-sale financial assets	6,564	—
Impairment loss on goodwill	18,055	—
Provision for inventory and obsolescence	92,007	20,888
Impairment loss on property, plant and equipment	2,262	—
Gain on disposal of financial instruments	(767)	(49,058)
Loss (gain) on disposal or abandonment of property, plant and equipment	4,181	(4,755)
Valuation gain on financial instruments at fair value through profit or loss, net	(72)	(16,602)
Gain arising on adjustments for hedged available-for-sale financial assets	(71,153)	—
Loss on hedging derivative liabilities	71,471	—
Loss (gain) on foreign exchange	86,575	(46,685)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	1,035	27,401
Trade notes and accounts receivable	(1,638,503)	247,638
Receivables from related parties	75,523	423,917
Inventories	(1,161,780)	(126,606)
Other current monetary assets	(645,355)	401,115
Prepayments	(3,382,000)	(3,446,189)
Other current assets	375,062	(473,565)
Increase (decrease) in:
Hedging derivative liabilities	(29,395)	—
Trade notes and accounts payable	(2,802,944)	(1,532,929)
Payables to related parties	(407,076)	(805,593)
Other payables	(2,083,815)	(2,089,253)
Provisions	48,367	41,716
Advance receipts	376,136	847,731
Other current liabilities	182,732	(15,143)
Deferred revenue	1,018	(111,316)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2013	2012
	(Unaudited)	(Unaudited)

Accrued pension liabilities	84,495	37,150

Cash generated from operations	8,564,005	12,964,106

Interest paid	(8,059)	(7,956)
Income tax paid	(23,354)	(21,359)

Net cash provided by operating activities	8,532,592	12,934,791

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	—	(24,513)
Proceeds from disposal of designated financial assets at fair value through profit or loss	—	34,767
Acquisition of available-for-sale financial assets	(726,282)	(3,713,215)
Proceeds from disposal of available-for-sale financial assets	—	445,337
Acquisition of other current monetary assets	(15,505,023)	(3,752,663)
Proceeds from disposal of other current monetary assets	18,768,893	2,788,266
Acquisition of held-to-maturity financial assets	—	(1,411,766)
Proceeds from disposal of held-to-maturity financial assets	950,000	1,000,629
Acquisition of investments accounted for using equity method	(60,000)	—
Capital reduction of associates	16,387	—
Acquisition of property, plant and equipment	(7,534,669)	(6,689,309)
Proceeds from disposal of property, plant and equipment	27	19,851
Acquisition of intangible assets	(157,739)	(67,628)
Decrease (increase) in non-current assets	(14,881)	36,095
Interest received	168,867	108,391
Cash dividends received	297,058	2,031

Net cash used in investing activities	(3,797,362)	(11,223,727)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	138,300	—
Repayment of short-term loans	(93,900)	—
Repayment of long-term loans	(308,372)	(26,536)
Customers’ deposits refunded	(110,280)	(80,018)
Decrease in other liabilities	(237,843)	(61,985)
Proceeds from exercise of employee stock option granted by subsidiary	28,752	27,775

Net cash used in financing activities	(583,343)	(140,764)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(24,604)	14,609

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,127,283	1,584,909

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Three Months Ended March 31
	2013	2012
	(Unaudited)	(Unaudited)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,938,472	26,407,196

CASH AND CASH EQUIVALENTS, END OF PERIOD	$35,065,755	$27,992,105

The accompanying note is an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2013 AND 2012

(In Thousands of New Taiwan Dollars)

1.	DISCLOSURE FOR FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Basis of the preparation of financial information under International Financial Reporting Standards

The consolidated financial statements for the three months ended March 31, 2013 are the first interim financial statement reported under International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”). As the basis of the preparation, the Company complied with IFRS 1 “First-time adoption of International Financial Reporting Standards”.

b.	Based on IFRS 1 “First-time adoption of International Financial Reporting Standards”, when the Company first adopts IFRSs, the Company should apply the IFRSs to establish its accounting policies, prepare its financial statements and make required adjustments retroactively to the transition date (January 1, 2012). IFRS 1 provided several optional exemptions. The main exemptions adopted by the Company were discussed as follows:

1)	Business combination

The Company elected not to apply IFRS 3 retrospectively to business combinations occurred on or before December 31, 2011.

2)	Share-based payment transactions

The Company elected not to apply IFRS 2 retrospectively to the share-based payment transactions which were granted and vested on or before December 31, 2011.

3)	Deemed costs

The Company elected to measure its revalued land at the date of transition to IFRSs at its revalued amount determined under accounting principles generally accepted in the Republic of China (“ROC GAAP”) as its deemed cost. The other property, plant and equipment, investment properties and intangible assets were measured at cost model under IFRSs.

4)	Employee benefits

The Company elected to recognize all unrecognized cumulative actuarial gains and losses as retained earnings as of January 1, 2012.

The impacts of the aforementioned optional exemptions were included in the following part d. of “explanation for the adjustments of IFRSs transition”.

c.	Impacts after transition to IFRSs

The impacts on the consolidated balance sheet and the consolidated statement of comprehensive income after transition to IFRSs are as follows:

1)	Reconciliation of consolidated balance sheet as of January 1, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$106,538,985	$(349,790)	$(115,464)	$106,073,731	Current assets	4), 9), 15)
Investments accounted for using equity method	2,563,636	(43,895)	—	2,519,741	Investments accounted for using equity method	10), 14)
Financial assets carried at cost	2,760,225	—	(2,760,225)	—		15)
Available-for-sale financial assets	57,739	—	2,760,225	2,817,964	Available-for-sale financial assets	15)
Held-to-maturity financial assets	13,494,891	—	—	13,494,891	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		15)
Property, plant and equipment	302,612,014	—	(7,580,183)	295,031,831	Property, plant and equipment	1), 2), 15)
		—	9,060,081	9,060,081	Investment properties	1), 2)
Intangible assets	6,330,253	11,639	12,475	6,354,367	Intangible assets	15)
Other assets	7,562,539	572,215	(356,827)	7,777,927	Other noncurrent assets	1), 2), 4), 5), 6), 15)

Total	$442,920,282	$190,169	$20,082	$443,130,533	Total

Current liabilities	$59,280,808	$5,072,195	$—	$64,353,003	Current liabilities	7), 8), 9), 14)
Noncurrent liabilities	10,501,840	2,821,878	115,068	13,438,786	Noncurrent liabilities	4), 6), 7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	69,877,634	7,894,073	20,082	77,791,789	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,536,289	(663,902)	—	168,872,387	Additional paid-in capital	6),8), 12), 13)
Retained earnings	115,866,869	(1,180,242)	—	114,686,627	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12), 13), 14)
Other adjustments	5,753,403	(5,724,647)	—	28,756	Other adjustments	3), 6), 10)

Total equity attributable to stockholders of the parent	368,731,026	(7,568,791)	—	361,162,235	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,311,622	(135,113)	—	4,176,509	Noncontrolling interests	5), 6), 10), 11), 14)

Total stockholders’ equity	373,042,648	(7,703,904)	—	365,338,744	Total shareholders’ equity

Total	$442,920,282	$190,169	$20,082	$443,130,533	Total

2)	Reconciliation of consolidated balance sheet as of March 31, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$112,051,611	$(405,476)	$(110,998)	$111,535,137	Current assets	4), 9), 15)
Investments accounted for using equity method	2,716,972	(59,169)	—	2,657,803	Investments accounted for using equity method	10), 12), 14)
Financial assets carried at cost	2,758,779	—	(2,758,779)	—		15)
Available-for-sale financial assets	3,211,161	—	2,758,779	5,969,940	Available-for-sale financial assets	15)
Held-to-maturity financial assets	14,590,889	—	—	14,590,889	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		15)
Property, plant and equipment	300,698,722	—	(7,583,777)	293,114,945	Property, plant and equipment	1), 2), 15)
		—	9,055,986	9,055,986	Investment properties	1), 2)
Intangible assets	6,128,271	11,639	10,158	6,150,068	Intangible assets	15)
Other assets	7,496,996	537,460	(361,106)	7,673,350	Other noncurrent assets	1), 2), 4), 5), 6), 15)

Total	$450,653,401	$84,454	$10,263	$450,748,118	Total

Current liabilities	$57,098,131	$5,927,998	$—	$63,026,129	Current liabilities	7), 8), 9), 14)
Noncurrent liabilities	10,429,575	2,687,943	105,249	13,222,767	Noncurrent liabilities	4),5),6),7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	67,622,692	8,615,941	10,263	76,248,896	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,538,331	(664,277)	—	168,874,054	Additional paid-in capital	6), 8),12), 13)
Retained earnings	125,356,372	(1,972,531)	—	123,383,841	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12), 13), 14)
Other adjustments	5,829,807	(5,724,530)	—	105,277	Other adjustments	3), 6), 10)

Total equity attributable to stockholders of the parent	378,298,975	(8,361,338)	—	369,937,637	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,731,734	(170,149)	—	4,561,585	Noncontrolling interests	5), 6), 10), 11), 14)

Total stockholders’ equity	383,030,709	(8,531,487)	—	374,499,222	Total shareholders’ equity

Total	$450,653,401	$84,454	$10,263	$450,748,118	Total

3)	Reconciliation of consolidated balance sheet as of December 31, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$100,995,487	$—	$(142,364)	$100,853,123	Current assets	4), 9), 15)
Investments accounted for using equity method	2,249,955	(58,119)	—	2,191,836	Investments accounted for using equity method	10), 12), 14)
Financial assets carried at cost	2,550,211	—	(2,550,211)	—		15)
Available-for-sale financial assets	3,195,965	—	2,550,211	5,746,176	Available-for-sale financial assets	15)
Held-to-maturity financial assets	11,796,144	—	—	11,796,144	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		15)
Property, plant and equipment	303,650,145	—	(6,307,796)	297,342,349	Property, plant and equipment	1), 2), 15)
		—	7,788,898	7,788,898	Investment properties	1), 2)
Intangible assets	5,812,709	11,639	33,647	5,857,995	Intangible assets	15)
Other assets	8,196,205	723,976	(364,954)	8,555,227	Other noncurrent assets	1), 2), 4), 5), 6), 15)

Total	$439,446,821	$677,496	$7,431	$440,131,748	Total

Current liabilities	$56,783,972	$3,883,556	$—	$60,667,528	Current liabilities	7), 8), 9), 14)
Noncurrent liabilities	12,657,649	3,217,987	102,417	15,978,053	Noncurrent liabilities	4), 5), 6), 7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	69,536,607	7,101,543	7,431	76,645,581	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,544,058	(666,778)	—	168,877,280	Additional paid-in capital	6), 8), 11), 12), 13)
Retained earnings	113,408,979	(867,898)	—	112,541,081	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12), 13), 14)
Other adjustments	4,914,892	(4,753,831)	—	161,061	Other adjustments	3),5), 6), 10)

Total equity attributable to stockholders of the parent	365,442,394	(6,288,507)	—	359,153,887	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,467,820	(135,540)	—	4,332,280	Noncontrolling interests	5), 6), 10), 11), 14)

Total stockholders’ equity	369,910,214	(6,424,047)	—	363,486,167	Total shareholders’ equity

Total	$439,446,821	$677,496	$7,431	$440,131,748	Total

4)	Reconciliation of consolidated statement of comprehensive income for the three months ended March 31, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Net revenues	$55,418,294	$65,572	$—	$55,483,866	Revenues	7), 8), 9)
Operating costs	(36,622,429)	41,778	(273)	(36,580,924)	Operating costs	7), 9), 16)

Gross profits	18,795,865	107,350	(273)	18,902,942	Gross profit
Operating expenses	(7,464,950)	42,829	273	(7,421,848)	Operating expenses	6), 7), 9), 16)
Other income and expense	—	—	4,755	4,755	Other income and expense	16)

Income from operations	11,330,915	150,179	4,755	11,485,849	Income from operations
Non-operating income and losses	501,958	(15,016)	(4,755)	482,187	Non-operating income and expenses	3), 10), 14)

Income before income tax	11,832,873	135,163	—	11,968,036	Income before income tax
Income tax expense	(1,954,566)	(962,488)	—	(2,917,054)	Income tax expenses	5), 14), 16)

Consolidated net income	$9,878,307	$(827,325)	$—	9,052,982	Net income

					Items that may be reclassified subsequently to profit or loss:
				115,632	Unrealized gain on available-for-sale financial assets
				(6,468)	Share of exchange differences arising from the translation of the foreign operations of associates
				(37,080)	Exchange differences arising from the translation of the foreign operations

				72,084	Total other comprehensive income

				$9,123,066	Total comprehensive income

5)	Reconciliation of consolidated statement of comprehensive income for year ended December 31, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Net revenues	$220,130,888	$1,288,941	$—	$221,419,829	Revenues	7), 8), 9)
Operating costs	(141,177,220)	(334,456)	(1,132)	(141,512,808)	Operating costs	6), 7), 9), 16)

Gross profits	78,953,668	954,485	(1,132)	79,907,021	Gross profit
Operating expenses	(30,040,263)	77,653	35,195	(29,927,415)	Operating expenses	6), 7), 9), 11), 16)
Other income and expense	—	—	(1,506,660)	(1,506,660)	Other income and expense	16)

Income from operations	48,913,405	1,032,138	(1,472,597)	48,472,946	Income from operations
Non-operating income and losses	(17,242)	(8,959)	1,506,811	1,480,610	Non-operating income and expenses	3), 10), 12), 14)

Income before income tax	48,896,163	1,023,179	34,214	49,953,556	Income before income tax
Income tax expense	(7,858,421)	556,963	(34,214)	(7,335,672)	Income tax expenses	5), 14), 16)

Consolidated net income	$41,037,742	$1,580,142	$—	42,617,884	Net income

					Items that will not be reclassified to profit or loss:
				(1,538,849)	Remeasurements of defined benefit pension plans	6)
				(17,589)	Share of remeasurements of defined benefit pension plans of associates	10)
				265,099	Tax relating to each component of other comprehensive income	5)

				(1,291,339)

					Items that may be reclassified subsequently to profit or loss:
				192,114	Unrealized gain on available-for-sale financial assets
				(57,959)	Exchange differences arising from the translation of the foreign operations
				(8,784)	Share of exchange differences arising from the translation of the foreign operations of associates

				125,371

				(1,165,968)	Total other comprehensive income

				$41,451,916	Total comprehensive income

d.	Explanation for the adjustments of IFRSs transition:

1)	Classification of investment property

Under ROC GAAP, property for lease were classified as property, plant and equipment and other assets; after transitions to IFRSs, owned-property for either rental revenue or capital appreciation should be classified as investment property. On January 1, 2012, the assets that met definitions of investment property under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $8,596,664 thousand, and other assets - idle assets of $463,417 thousand, to investment property. The total amount of reclassification was $9,060,081 thousand. On March 31, 2012, the assets that met definition of investment property were reclassified from property, plant and equipment of $8,592,569 thousand, and other assets - idle assets of $463,417 thousand, to investment property. The total amount of reclassification was $9,055,986 thousand. On December 31, 2012, the assets that met definition of investment property were reclassified from property, plant and equipment of $7,329,796 thousand, and other assets - idle assets of $459,102 thousand, to investment property. The total amount of reclassification was $7,788,898 thousand.

2)	Classification of leased assets and idle assets

Under ROC GAAP, leased and idle assets were classified as other assets; after the transition to IFRSs, leased and idle assets were reclassified to property, plant and equipment or investment property based on the nature of these assets.

The Company reclassified leased assets to property, plant and equipment and the amounts were $400,453 thousand, $397,724 thousand and $389,521 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Except for the abovementioned Item 1) which discussed the reclassification from idle assets to investment property, the Company reclassified the remaining idle assets to property, plant and equipment amounting to $436,619 thousand, $436,024 thousand and $415,479 thousand, as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively.

3)	Deemed costs of property, plant and equipment

The Company elected to apply the optional exemption in IFRS 1. The management measured land (classified as property, plant and equipment and investment property under IFRSs) at its revalued amount which was determined under ROC GAAP as deemed costs. On January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as stockholders’ equity) to retained earnings and the amount was $5,762,753 thousand. This reclassification did not affect total equity. Due to disposal of some revalued assets, unrealized revaluation increment reclassified to retained earnings was decreased by $117 thousand, and unrealized revaluation increment as of March 31, 2012 was $5,762,636 thousand. As a result of the above adjustments, gain on disposal of property, plant and equipment was reduced by $117 thousand for the three months ended March 31, 2012. Due to disposal of some revalued assets and recognition of impairment loss of the revalued assets, unrealized revaluation increment reclassified to retained earnings was decreased by $350 thousand and $2,054 thousand, respectively and unrealized revaluation increment as of December 31, 2012 was $5,760,349 thousand. As a result of the above adjustments, gain on disposal of property, plant and equipment was reduced by $350 thousand and impairment loss was increased by $2,054 thousand for the year ended December 31, 2012.

4)	Classification of deferred income tax asset and liability, and valuation allowance

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability. When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. However, under IFRSs, a deferred income tax asset and liability should be classified as noncurrent, and could not be offset. Deferred income tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on the same entity.

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent. However, under IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under IFRSs.

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the reserve for land value incremental tax caused by revaluation of land is classified as long-term liabilities. Under IFRSs, if the Company elects to apply the IFRS 1 exemption and measure the revalued land using the carrying amount determined under ROC GAAP as its deemed cost, the related reserve for land value incremental tax should be classified as deferred income tax liabilities.

The Company reclassified its deferred income tax assets - current to noncurrent assets and the amounts were $115,464 thousand, $110,998 thousand and $142,929 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Further, deferred income tax liabilities, which were netted with deferred income tax assets under ROC GAAP, were reversed. As a result of such reversal, deferred income tax liabilities - noncurrent and deferred income tax assets - noncurrent increased by $20,082 thousand, $10,263 thousand and $7,431 thousand, respectively, and reserve for land value incremental tax of $94,986 thousand was also reclassified as deferred income tax liabilities - noncurrent under IFRSs.

5)	Income tax

Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to IFRSs are as follows: Deferred income tax assets increased by $586,739 thousand, $552,482 thousand and $723,045 thousand (including the tax effects of actuarial gains and losses from defined benefit plans of $265,099 thousand) as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings increased by $577,886 thousand, $543,623 thousand and $711,292 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; noncontrolling interests increased by $8,853 thousand, $8,774 thousand and $11,774 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Deferred income tax liabilities increased by $85 thousand and decreased by $21 thousand as of March 31 and December 31, 2012. For the three months ended March 31, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $34,257 thousand in deferred tax assets and increased by $85 thousand in deferred income tax liabilities), income tax expense increased by $34,342 thousand. For the year ended December 31, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $128,793 thousand in deferred tax assets and decreased by $21 thousand in deferred income tax liabilities), income tax expense increased by $128,772 thousand and other comprehensive income gains (the tax income related to other comprehensive income) increased by $265,099 thousand.

6)	Employee benefits

Under ROC GAAP, net transaction obligation that was resulted from the first time adoption of SFAS No. 18, “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost. After the transition to IFRSs, the transitional rules in IAS 19, “Employee Benefits” was not applicable, thus the related amounts of net transaction obligation should be recognized at once and adjusted in retain earnings.

Under ROC GAAP, actuarial gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants. Under IFRSs, the Company elected to recognize pension gains (losses) arising from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

Furthermore, under ROC GAAP, the prior service costs should be recognized as an expense on a straight-line basis over the average remaining service life of active plan participants until the benefits become vested.

Under IFRSs, the newly-revised International Accounting Standard 19, “Employee Benefits” (“IAS 19”) required entities to accelerate the recognition of past service costs in profit or loss immediately. The Company earlier adopted the newly-revised IAS 19 from January 1, 2012.

As a result of the aforementioned adjustments, other liabilities increased by $1,511,528 thousand, $1,500,842 thousand and $2,045,207 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; other noncurrent assets decreased by $14,524 thousand, $15,022 thousand and increased by $931 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings decreased by $1,474,362 thousand, $1,476,640 thousand and $2,957,147 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; unrecognized net losses of pension decreased by $215 thousand, $215 thousand and $957,202 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; noncontrolling interests decreased by $51,905 thousand, $51,439 thousand and $44,331 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. For the three months ended March 31, 2012, pension cost decreased by $10,188 thousand in operating expenses. For the year ended December 31, 2012, pension cost decreased by $38,878 thousand which increased $169 thousand in operating costs and decreased $39,047 thousand in operating expenses and actuarial losses arising from defined benefit plans (classified as other comprehensive income) decreased by $1,538,849 thousand.

In addition, prior to Chunghwa’s privatization in 2005, the pension contributions were made according to the relevant regulations. After privatization, the pension obligations of retained employees that were civil employees and retired employees entitled to receive future monthly pension payments prior to privatization based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government. The settlement impact upon privatization of $20,648,078 thousand derived according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital - privatization at the date of transition to IFRSs.

7)	Award credits (often known as “points”)

Under ROC GAAP, there’s no relevant guidance about award credits. After the transition to IFRSs, Chunghwa applied IFRIC 13, “Customer Royalty Program” retroactively. The award credit should be measured at its fair value and defer the recognition of revenue. When the customers redeem the points, the related revenues and costs shall be recognized as the guidance replaced Chunghwa’s accounting policy that Chunghwa would accrue expenses when the award credits were granted.

Accrued award credits liabilities (classified as other current liabilities) were decreased by $70,036 thousand, $88,786 thousand and $120,863 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; net deferred award credits revenue (classified as noncurrent liabilities - deferred revenue) were increased by $24,242 thousand, $34,219 thousand and $72,059 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings were increased by $45,794 thousand, $54,567 and $48,804 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. The revenue was decreased by $9,976 thousand, the marketing expenses were decreased by $25,552 thousand and the operating cost was increased by $6,803 thousand for the three months ended March 31, 2012. The revenue was decreased by $47,817 thousand, the marketing expenses were decreased by $80,105 thousand and the operating cost was increased by $29,278 thousand for the year ended December 31, 2012.

8)	Recognition of revenue from providing fixed line connection service

Prior to incorporation and privatization according to the laws and regulations applicable to state-owned enterprises in Taiwan, Chunghwa recorded revenue from providing fixed line connection service at the time the service was performed. Upon incorporation, net assets greater than capital stock was credited as additional paid-in-capital. Part of additional paid-in-capital was from unearned revenues relating to connection fees as of that date. Upon privatization, unearned revenue generated from one-time connection fees was deferred at the time of service performed and recognized as revenue over time as the service is continuously performed in accordance with ROC GAAP.

Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.

Chunghwa retrospectively adjusted the deferred income of $1,925,816 thousand, $1,739,273 thousand and $1,286,108 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively, by decreasing retained earnings and increasing the deferred revenue from providing fixed line connection service ($639,708 thousand, $586,476 thousand and $185,366 thousand were classified as other current liabilities; $1,286,108 thousand, $1,152,797 thousand and $1,100,742 thousand were classified as noncurrent liabilities - deferred revenue as of January 1, March 31 and December 31, 2012, respectively). Unappropriated earnings increased and the additional paid-in-capital decreased by $18,486,974 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. For the three months ended March 31, 2012, revenue from providing fixed line connection service increased by $186,543 thousand. For the year ended December 31, 2012, revenue from providing fixed line connection service increased by $639,708 thousand.

9)	Recognition of construction contract revenue

The construction contracts did not meet the criteria in IFRIC 15.11, therefore IAS 11 “Construction Contracts” did not apply. The Company could only recognize the revenues when the projects are completed and sold out based on IAS 18, “Revenue”. Due to the reasons mentioned above, the Company reversed the revenue that was recognized based on percentage completion method, and recognize the related revenue, cost and expense when the project is completed in 2012.

Inventories decreased by $392,040 thousand, $454,454 and nil as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; deferred marketing expenses (classified as other current assets) increased by $42,250 thousand, $48,978 thousand and nil as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; accrued expenses (classified as other current liabilities - accrued expense) decreased by $2,265 thousand, $2,626 thousand and nil of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings decreased by $347,525 thousand, $402,850 thousand and nil as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. The construction revenue decreased by $110,995 thousand, the construction cost decreased by $48,581 thousand and the marketing expenses decreased by $7,089 thousand for the year ended March 31, 2012. The construction revenue increased by $697,050 thousand, the construction cost increased by $305,009 thousand and the marketing expenses increased by $44,516 thousand for the year ended December 31, 2012.

10)	Equity method investments

Associates and jointly controlled entities are accounted for using equity method. Upon the Company’s transition to IFRSs, the main adjustment includes employee benefit and share-based payments, etc. As a result, long-term investments were decreased by $7,619 thousand, $9,246 thousand and $9,394 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings decreased by $40,028 thousand, $40,483 thousand and $52,057 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; unrecognized net loss of pension decreased by $37,891 thousand, $37,891 thousand and $49,316 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; noncontrolling interests decreased by $5,482 thousand, $6,654 thousand and $6,653 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Investment income from associates and jointly controlled entities that accounted for using equity method was decreased by $1,627 thousand for the three months ended March 31, 2012. Share of the profit of associates and jointly controlled entities accounted for using equity method increased by $4,389 thousand and share of other comprehensive income of associates and jointly controlled entities accounted for using equity method decreased $17,589 thousand for the year ended December 31, 2012.

11)	Share-based payment transactions

Part of the employee stock options granted by subsidiary was not vested on the transition date. Therefore, the subsidiary should apply IFRS 2, “Share-based Payment” retroactively. Under IFRSs, paid-in capital - employee stock option recognized by subsidiary does not belong to the equity attributable to parent company, instead it should be accounted as noncontrolling interests. As of January 1, 2012, retained earnings instead decreased by $1,657 thousand and noncontrolling interests increased by $1,657 thousand. As of March 31, 2012, retained earnings decreased by $1,657 thousand and noncontrolling interests increased by $1,657 thousand. As of December 31, 2012, retained earnings decreased by $229 thousand, noncontrolling interests increased by $1,600 thousand and paid-in capital - equity in additional paid-in capital reported by equity-method investees decreased by $1,371 thousand. For the year ended December 31, 2012, the compensation cost under general and administrative expense decreased by $3,017 thousand.

12)	Subscription of associates/subsidiaries new shares and adjustments of paid-in capital reported related to equity-method investees

When an investee issues new shares and existing shareholders do not subscribe new shares at their respective proportion in share holdings, this would result in changes in the investor’s shareholdings of the equity method investee. According to the Statements of Financial Accounting Standards (“SFAS”) No. 5 “Long-term Investments under Equity Method” under ROC GAAP, as since there are changes in the net assets value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting additional paid-in capital and long-term investments. However, under IFRSs, if the changes do not cause the investor to lose significant influence over associates, the change shall be treated as a deemed disposal with the related gain or loss recognized in earnings. If the changes do not cause the investor to lose control over subsidiaries, the change shall be treated as equity transactions. In addition, the Company complied with the IFRSs FAQs published by the Taiwan Stock Exchange, and reclassified the paid-in capital which did not meet the definitions under IFRSs or the Company Act and Regulations of Ministry of Economic Affairs to retained earnings. The Company reclassified such paid-in capital of $26,830 thousand as of January 1, 2012 to retained earnings. As of March 31, 2012, paid-in capital decreased by $2,042 thousand, retained earnings increased by $1,667 thousand, and long-term investment decreased by $375 thousand. As of December 31, 2012, paid-in capital decreased by $1,505 thousand, retained earnings increased by $1,236 thousand, and long-term investment decreased by $269 thousand. Gain on disposal of financial instruments increased by $1,236 thousand for the year ended December 31, 2012.

13)	Prepaid cards

Prior to incorporation and privatization, Chunghwa was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from selling prepaid phone cards was recognized at the time of sale by Chunghwa. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from prepaid cards as of that day. Upon privatization, unearned revenue generated from prepaid cards was deferred at the time of sale and recognized as revenue as consumed in accordance with ROC GAAP.

Under IFRSs, revenue from prepaid cards is deferred at the time of sale and recognized as revenue as consumed.

The amount of reclassification from additional paid-in capital to unappropriated earnings was $2,798,176 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012.

14)	10% tax on unappropriated earnings

In the Republic of China (“ROC”), a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries). Under ROC GAAP, the Company records the 10% tax on unappropriated earnings in the year of stockholders’ approval.

Under IFRSs, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.

Current tax liabilities increased by $4,504,788 thousand, $5,432,934 thousand and $3,819,053 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings decreased by $4,409,397 thousand, $5,305,221 thousand and $3,717,062 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; noncontrolling interests decreased by $95,391 thousand, $127,713 thousand and $101,991 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Income tax expenses increased by $928,146 and decreased by $685,735 thousand for the three months ended March 31, 2012 and for the year ended December 31, 2012, respectively.

The aforementioned 10% tax on un-appropriate earnings is also applicable to the underlying investees whom the company invested and accounted for using equity method. And, as a result, investments accounted for using equity method decreased by $36,276 thousand, $49,548 thousand and $48,456 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; retained earnings decreased by $31,792 thousand, $43,135 thousand and $40,878 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively; noncontrolling interests decreased by $4,484 thousand, $6,413 thousand and $7,578 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Share of the profit of associates and jointly controlled entities accounted for using the equity method decreased by $13,272 and $12,180 thousand for the three months ended March 31, 2012 and for the year ended December 31, 2012, respectively.

15)	Presentation of consolidated balance sheets

a)	Piping fund

As part of the government’s effort to upgrade the existing telecommunications infrastructure project, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. Based on the terms of Construction Funding Agreement, if the Piping Fund project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution, in order to conform to the presentation of the financial statements under IFRSs, the fund was reclassified as other noncurrent assets.

b)	Time deposits with maturities of more than three months

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal. Under IFRSs, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

Time deposits with maturities of more than three months held by the Company were $40,982,360 thousand, $41,946,791 thousand and $22,263,840 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. In order to conform to the presentation of the financial statements under IFRSs, such amounts were reclassified from cash to other monetary assets - current.

c)	Deferred expense

The deferred expense, which was classified as other assets under ROC GAAP, was reclassified based on its nature under IFRSs. Deferred expenses relating to decoration construction projects and advertisement signboard, etc. were reclassified as prepaid expenses of nil, nil and $565 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Deferred expenses relating to decoration construction projects and advertisement signboard, etc. were reclassified as property, plant and equipment of $157,529 thousand, $153,770 thousand and $215,646 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively. Deferred expenses relating to computer software were reclassified as intangible assets of $12,475 thousand, $10,158 thousand and $33,647 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively.

d)	Assets held for disposal

The property, plant and equipment classified as held for disposal (included in other assets - others) under ROC GAAP, was reclassified based on its nature under IFRSs. Assets held for disposal were reclassified as property, plant and equipment of $21,880 thousand, $21,274 thousand and $1,354 thousand as of January 1, 2012, March 31, 2012 and December 31, 2012, respectively.

e)	Reclassification of financial assets carried at cost

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, stocks held by the Company which were not listed in Taiwan Stock Exchange or were not trading in the GreTai Securities Market and the Company did not have significant influence over such investments were classified as financial assets carried at cost. After transition to IFRSs, financial assets carried at cost were designated as available-for-sale financial assets. Financial assets carried at cost were reclassified as available-for-sale financial assets of $2,760,225 thousand, $2,758,779 thousand and $2,550,211 thousand as of January 1, March 31, and December 31, 2012, respectively.

16)	Presentation of consolidated statements of comprehensive income

After the transition to IFRSs, the consolidated statement of comprehensive income includes net income and other comprehensive income. Further, certain accounts were reclassified to conform to the presentation of the financial statements under IFRSs.

17)	Summary of material adjustments of cash flow statements

Under ROC GAAP, collection and payment of interest and collection of dividends were classified as operating activity; payment of dividends was classified as financing activity. Further, for cash flow statement prepared using the indirect method, cash payment of interest expense is required for supplemental disclosure. Based on IFRS 7 “Cash Flow Statement”, collection and payment of interest and dividends were disclosed separately with consistency for each period and classified as operating activity, investing activity or financing activity.